Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (“MD&A”), dated as of September 10, 2013, reviews Pacific Rim Mining Corp.’s (collectively, with its subsidiaries, “Pacific Rim” or “the Company”) business and financial performance for the three months ended July 31, 2013 (“Q1 2014”), in comparison to the three months ended July 31, 2012 (“Q1 2013”). As of May 1, 2011 (the commencement of fiscal 2012), Pacific Rim adopted International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. In order to fully understand the Company’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s Q1 2014 Interim Consolidated Financial Statements and accompanying notes, which have been prepared in accordance with, and use accounting principles consistent with IFRS. This MD&A is also intended to supplement and complement the Company’s Fiscal 2013 annual audited financial statements and notes, annual MD&A and Annual Information Form, filed on the SEDAR and EDGAR systems on July 26, 2013, and as such, should be read in conjunction with these documents, which are available on SEDAR (www.sedar.com) and at the Company’s website (www.pacrim-mining.com). The Company’s reporting currency is the United States (“U.S.”) dollar and all monetary amounts are stated in U.S. dollars unless otherwise noted.

This MD&A is prepared in conformity with NI 51-102F1 and was approved by the Company’s Board of Directors prior to its release.

Forward-Looking Statements

The information contained herein contains “forward- looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to information that is based on assumptions of management, forecasts of future results, and estimates of amounts not yet determinable. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward- looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward- looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks related to failure to obtain adequate financing on a timely basis and on acceptable terms; risks related to the outcome of legal proceedings; political and regulatory risks associated with mining and exploration; risks related to the maintenance of exchange listings; risks related to environmental regulation and liability; the potential for delays in exploration or development activities or the completion of feasibility studies; the uncertainty of profitability based upon the Company’s history of losses; risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; results of prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks related to gold price and other commodity price fluctuations; and other risks and uncertainties related to the Company’s prospects, properties and business detailed elsewhere in this MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Resource Estimates and to U.S. Investors

The terms “Measured resource”, “Indicated resource” and “Inferred resource” used in this document are Canadian mining terms as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43 -101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. The mineral resource estimates presented herein include Inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these Inferred resources will be converted to Measured and Indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

We advise U.S. Investors that while the terms "Measured resource", "Indicated resource" and "Inferred resource" are recognized and required to be reported by Canadian regulations. The SEC does not recognize these terms and does not normally permit such terms to be used in reports and registration statements filed with the SEC. These terms differ from the definitions in the United States Securities Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three- year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. Furthermore, Inferred resources have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a Measured, Indicated or Inferred resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an Inferred mineral resource exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the Measured resource or Indicated resource categories will ever be converted into reserves.

1. Nature of Operations

Pacific Rim is a mineral exploration company focused on high grade, environmentally clean gold deposits in the Americas and committed to excellence in environmental stewardship and social responsibility. Pacific Rim’s primary asset is the advanced-stage, vein-hosted El Dorado gold deposit in El Salvador, where the Company also owns several grassroots gold projects.

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, its U.S. subsidiaries (Pac Rim Cayman LLC (“PacRim”), Pacific Rim Exploration Inc. (“PREx”), and Dayton Mining (U.S.) Inc.), and Salvadoran subsidiaries (Pacific Rim El Salvador, S.A. de C.V. (“PRES”) and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

The Company’s business activity is primarily focused on resolving the El Dorado project permitting impasse, including legal recourse as described below.

The El Dorado gold project in El Salvador was the focus of virtually all of the Company’s exploration work between 2002 and 2008, when efforts to advance its El Salvador projects, including El Dorado, ceased as a result of the Government of El Salvador’s (“GOES”) passive refusal to issue a decision on the Company’s application for environmental and mining permits for the El Dorado project. The El Dorado project is now the subject of an arbitration claim (the “Arbitration”) being heard at the International Center for the Settlement of Investment Disputes (“ICSID”) in Washington, DC. Initiated in 2009 by the Company’s subsidiary and owner of the El Dorado project, PacRim, the Arbitration claim was originally filed under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) and the Investment Law of El Salvador (the “Investment Law”). The Arbitration is proceeding under the Investment Law to its final phase wherein the merits of the claim are finally being addressed. Notwithstanding the ongoing legal action, the Company continues to seek a negotiated resolution to the El Dorado permitting impasse in order to resume its advancement of the El Dorado project.

Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

1.1 Significant Events

Significant technical and corporate events that occurred during the three months ended July 31, 2013 include:

  In May 2013, the Company, on behalf of its US subsidiary PREx, informed Corazon Gold Corp. of its intent not to proceed further with its option agreement to acquire a 65% joint venture interest in the Hog Ranch property (“Hog Ranch” or the “Property”) in Nevada. The Hog Ranch property is described in Section 2.2 below.

Important corporate and technical issues facing the Company in the coming months (through the current fiscal year and beyond) include: the Company’s ability to secure financing for the continuation of PacRim’s Arbitration action as well as for ongoing general working capital purposes and maintenance of the El Salvador properties; the Company’s ongoing efforts to persuade the GOES to reconsider its actions and inactions in relation to mining and its role in the economic development of El Salvador; developments related to the Arbitration claim; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. Additional financing will be necessary during fiscal 2014 in order for the Company to continue its business operations including the Arbitration. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms, or that alternatively, financing through means other than the issuance of equity can be achieved. The Company is currently exploring strategic alternatives to secure necessary financing. Readers are strongly encouraged to review the information provided in Section 13 – Risks and Uncertainties.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face in fiscal 2014 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6, 13, and 15 below.]

1.2 Current Market Status

The business of mining and exploration involves a high degree of risk. The Company is entirely reliant on its current cash and cash equivalents and future financings and/or financial arrangements in order to fund legal, exploration and administration expenses. Additional funding will be required in the future to continue the Arbitration claim, to maintain its exploration properties, and for administrative purposes. The Company’s ability to secure future financing is dependent on numerous factors, many of which are outside of the Company’s control, including fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. While these factors are dynamic and likely to change over time, at present, equity financing for mineral exploration companies is difficult. The Company believes it may be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Furthermore, given the Company’s recent share price and the current state of equity markets, such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company would likely seek additional financing through, but not limited to, the issuance of additional equity.

Readers are encouraged to review the Risks and Uncertainties outlined in Section 13 and more thoroughly described in the Company’s Fiscal 2013 MD&A and AIF.

1.3 Overall Financial Performance

Pacific Rim is an exploration company that relies on cash and cash equivalents to fund its exploration and general and administrative expenses.

The Company recorded a net loss of $(0.7) million or $0.00 per share for the three months ended July 31, 2013, which was $0.1 million higher than for Q1 2013 ($(0.6) million or $0.00 per share).

While the Company’s operating loss for Q1 2014 was slightly lower than for Q1 2013 ($(0.6) million and $(0.7) million respectively) as a result of slightly lower expenses quarter over quarter, a small gain on derivative liability booked during Q1 2013 partially offset the operating loss for that quarterly period.

During Q1 2014 the Company’s cash and cash equivalents decreased by $0.4 million from $0.9 million at April 30, 2013 to $0.5 million at July 31, 2013. Short-term investments decreased from $0.5 million at April 30, 2013 to $nil at July 31, 2013. As a result of these decreases in cash and cash equivalents and short-term investments, current assets decreased by $0.9 million during Q1 2014, from $1.5 million at April 30, 2013 to $0.6 million at July 31, 2013. This decrease reflects the redemption of short term investments and the subsequent expenditures of cash on general and administrative costs associated with maintaining a public company, exploration project-related expenses, and expenses related to the Arbitration action.

At July 31, 2013 the Company had current liabilities of $1.7 million, $0.3 million lower than the April 30, 2013 balance of $2.0 million, which reduction is due to a decrease in accounts payable and accrued liabilities. The $0.9 million decrease in current assets combined with the small decrease in current liabilities, resulted in a $0.6 million decrease in working capital from $(0.5) million at the end of fiscal 2013 to $(1.1) million at the end of Q1 2014.

2. Significant Exploration Projects

Through its U.S. and Salvadoran subsidiaries, Pacific Rim holds three exploration projects in El Salvador: the advanced-stage El Dorado gold project and the early-stage Santa Rita and Zamora-Cerro Colorado gold projects. Through an existing letter of intent, the Company has the option to acquire a 100% interest in the Remance property in Panama, but has to date foregone signing of a final acquisition agreement.

The Company ceased exploration activities designed to advance its Salvadoran exploration projects in July 2008 when it became apparent that its efforts to secure a mining permit for the El Dorado project were being stalled by the GOES, and that support for mining in El Salvador by the GOES was in question. The Company did not invest significantly in exploration work to advance the El Dorado project, or any of its other existing exploration projects in El Salvador, during Q1 2014.

Background information regarding the Company’s key exploration projects in El Salvador and elsewhere is provided in its Fiscal 2013 Annual Management’s Discussion and Analysis available at www.pacrim-mining.com or www.sedar.com.

2.1 El Dorado Gold Project, El Salvador

2.1.1 Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometres northeast of the capital city San Salvador, is Pacific Rim’s most advanced-stage exploration property. Pacific Rim, through Pac Rim and PRES, owns 100% of the El Dorado project.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. Pacific Rim has defined 6 gold deposits to date within the El Dorado project area including the Minita, South Minita and Balsamo deposits that host the bulk of the project’s resources.

Readers are referred to the Company’s Fiscal 2013 MD&A for a thorough description of the El Dorado project claims and tenure, including the project’s tabulated gold and silver resources.

2.1.2 Q1 2014 Developments

In July 2008 the Company suspended all drilling activity at the El Dorado project. This difficult decision was made in order to preserve capital and substantially reduce Pacific Rim’s El Salvador investment activity while the El Dorado permitting issue remains unresolved. While the Company did not conduct any significant exploration work to further advance the El Dorado project during Q1 2014 it did continue to conduct care and maintenance responsibilities, baseline environmental data collection, community consultations and charitable endeavours. During Q1 2014 the Company also continued its efforts to secure the El Dorado mining permit by reaching out to key stakeholders in El Salvador.

2.1.3 Permitting

A thorough description of the process for obtaining an exploitation concession (aka mining permit) under El Salvadoran law, and Pacific Rim’s efforts to obtain approval of its El Dorado Environmental Impact Study (“EIS”) as a precursor to approval of the El Dorado exploitation concession are available in the Company’s Fiscal 2013 MD&A. There were no material developments in the Company’s application for environmental or exploitation permits during Q1 2014.

2.1.4 Arbitration Action

Readers are referred to the Company’s Fiscal 2013 MD&A for a thorough description of the PacRim’s ICSID Arbitration action, including the basis of the claim and the developments to date.

The Arbitration is now in the final phase wherein the merits of the claim are finally being addressed. PacRim’s Memorial (the initial, written statement of claim) was submitted to the Tribunal in late March 2013. The Memorial is supported by detailed statements of multiple expert witnesses in the fields of economic geology, mine financing, environmental science, international law and international mining law and includes a Valuation Report (the “Valuation”) of PacRim’s El Salvador properties performed by an independent business valuation expert.

Based on the March 28, 2013 Valuation, PacRim is seeking compensation in the amount of $314 million (including prejudgment interest) for its losses caused by the GOES’s breaches of the Salvadoran Investment Law. Additional information regarding the Valuation is provided in Section 17 below.

The Tribunal has now finalized the schedule for the remainder of the final phase, with the next step being the submission of a Counter-Memorial by the GOES by January 10, 2014. Both PacRim and the GOES will then provide written rebuttals to the Tribunal, following which oral testimony will be given, likely during mid-calendar 2014. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws.

All filings related to the Arbitration are available on the Company’s website www.pacrim-mining.com and on ICSID’s website www.icsid.worldbank.org.

[The previous paragraph contains a forward-looking statement based on management’s understanding of ICSID’s processes regarding the Arbitration and the Company’s intent to continue the action. Should the GOES issue the necessary permits for the El Dorado mine to proceed, or should the Company fail to secure adequate financing to proceed with the arbitration claim, the action may not proceed as anticipated. Readers are referred to Section 13, Risks and Uncertainties for additional disclosure.]

2.1.5 Summary

The El Dorado gold project is Pacific Rim’s most advanced exploration project. El Dorado has current estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined, plus a further 0.3 million gold equivalent ounces in the Inferred category (readers are referred to the Company’s March 2008 El Dorado Technical Report filed on SEDAR www.sedar.com for additional important information regarding the El Dorado resources). Because the average grade of these resources (approximately 10.5 gold equivalent grams per tonne) is relatively high, the underground mine planned for the El Dorado deposits is expected to have low unit operating costs. Importantly, the El Dorado deposits are inherently environmentally clean and the production and processing is expected to have a negligible impact on the local environment. The El Dorado project has delivered many technical successes; however its path forward to development and operation has been hampered by excessively lengthy delays in the permitting process on the part of the GOES. The El Dorado project is currently the subject of an Arbitration action under the auspices of the Investment Law of El Salvador, as discussed above.

[The foregoing paragraph contains forward-looking statements regarding management’s expectation that the El Dorado deposits will be low cost and environmentally low impact relative to other gold operations worldwide. These assessments are based on the economic results of a 2005 pre-feasibility study for the El Dorado project (available on SEDAR at www.sedar.com), and preliminary mineralogical and environmental testing of the El Dorado deposits. More current and/or rigorous economic analysis and more thorough testing may prove these assumptions erroneous.]

The Company drastically reduced its Salvadoran exploration expenditures during fiscal 2009, which primarily affected exploration work at the El Dorado project. The Company does not intend to contemplate resuming significant exploration work designed to advance the El Dorado project further until such time as the environmental permit is received and the exploitation concession is granted.

[The foregoing paragraph contains forward-looking statements regarding the scope of exploration work programs management intends to undertake at the El Dorado project in the coming fiscal year. This expectation is based on various assumptions including but not limited to the Company’s continued title and access to the El Dorado property and availability of sufficient working capital. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Dorado project until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Dorado project is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2014 and beyond may not occur as planned.]

2.2 Hog Ranch Gold Project, Nevada

In June 2011, Pacific Rim, through its US subsidiary Pacific Rim Exploration Inc. (“PREx”) signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. providing the Company with the option to acquire a 65% joint venture interest in the Hog Ranch property located in Washoe County, Nevada, approximately 180 km north of Reno. ICN (and its interest in the Hog Ranch property) was subsequently acquired by Corazon Gold Corp (“Corazon”).

As per the terms of the Hog Ranch Definitive Agreement signed in 2011 (the details of which are provided in the Company’s fiscal 2012 MD&A available at www.sedar.com or www.pacrim-mining.com), in order to earn a 65% interest in the Property, Pacific Rim was required to make staged share payments to the Hog Ranch owners totalling 1 million shares over 4 years and make staged exploration expenditures totalling US $8 million over 5 years from the date of the agreement, of which $1 million in exploration expenditures on the property was required in the 12-month period ended July 8, 2013. The Company’s board of directors determined the Company was not in a financial position to make these required exploration expenditures before the July 2013 deadline. As a result, during Q1 2014 Pacific Rim, on behalf of PREx, informed Corazon of its intent not to proceed further with its option agreement to acquire an interest in the Hog Ranch property.

2.3 Remance Gold Project, Panama

During fiscal 2011 the Company signed a Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. A formal option agreement (the “Formal Agreement”) granting the Company the exclusive right and option (the "Option") to acquire 100% of Minera Clifton's right, title and interest in the Remance project, has not been signed and execution of a Formal Agreement to acquire the Remance project is highly uncertain. If signed, the Formal Agreement will be subject to all required regulatory approvals, including the approval of the Toronto Stock Exchange (the “TSX”).

Details of the terms and status of the Remance LOI as well as background information about the property are provided in the Company’s Fiscal 2013 MD&A. No further developments related to the Remance property occurred during Q1 2014.

[The foregoing paragraph contains forward-looking statements regarding the Company’s potential plans for the Remance project during fiscal 2014 and beyond. These plans are based on various assumptions including but not limited to Minera Clifton’s tenure of the Remance mineral rights, the signing of the Formal Agreement, the anticipated receipt of all regulatory approvals for the Formal Agreement and subsequent option terms as necessary, the receipt of any necessary exploration permits from Panamanian regulatory authorities, and other risks and uncertainties as outlined below. Should any of these assumptions prove incorrect, the Company’s final acquisition of the Remance project, and/or its anticipated exploration program for Remance may not occur as planned.]

2.4 Santa Rita and Zamora-Cerro Colorado Gold Projects, El Salvador

The Company‘s Santa Rita and Zamora-Cerro Colorado projects cover low-sulfidation epithermal gold districts in El Salvador. The Santa Rita gold project is located in central El Salvador, immediately northwest of the El Dorado project and is 100% claimed by the Company through staking. During fiscal 2010, the Santa Rita exploration licence expired and was immediately re-staked by the Company’s subsidiary DOREX. DOREX is currently awaiting approval of the new Santa Rita exploration licence. The Zamora-Cerro Colorado project comprises certain claims that are subject to an option agreement with a third party and additional claims that were staked and are100% owned by the Company. The Santa Rita and Zamora-Cerro Colorado projects occur along a regional gold belt that the Company believes stretches from its El Dorado system in El Salvador to a number of million-plus ounce gold systems in Guatemala.

Exploration activities were curtailed at both the Santa Rita and Zamora-Cerro Colorado projects in July 2008, concurrent with cessation of drilling at the El Dorado project, in keeping with the Company’s decision to significantly reduce its investment in El Salvador until such time as the El Dorado environmental permit is received and the exploitation concession is granted. No material developments occurred on the Santa Rita or Zamora-Cerro Colorado since that time. The Company intends to maintain the Zamora-Cerro Colorado licences during fiscal 2014 and beyond, and awaits approval of the re-staked Santa Rita licence. During fiscal 2010 an amendment to the Zamora-Cerro Colorado option agreement was signed by the Company and the property vendors Nycon Resources, Inc. and Cerro Colorado S.A. de C.V. (together, the “Optionor”). Under the terms of the amended agreement, the Company will retain its 100% option on the claims comprising the Zamora-Cerro Colorado property but will defer further option payments to the Optionor until the earlier of February 11, 2015 or such time as the Company receives an approved mining permit for the El Dorado project (being a clear signal of the GOES’s support of the mining industry in El Salvador). All other aspects of the option agreement remain unchanged.

[The foregoing paragraph contains forward-looking statements regarding the Company’s plans for the Santa Rita and Zamora-Cerro Colorado projects for fiscal 2014. This expectation is based on various assumptions including but not limited to: DOREX being granted title and access to the Santa Rita property; and the availability of sufficient working capital. The foregoing paragraph also contains forward-looking statements regarding the Company’s intent to forego significant exploration work at the Santa Rita and Zamora-Cerro Colorado projects until the new Santa Rita exploration licence is approved and certain other permits are granted, the implication being that if and when these licences and permits are granted, increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of significant exploration at the Santa Rita and Zamora-Cerro Colorado projects is dependent on the re-establishment of tenure at Santa Rita, the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2014 may not occur as planned.]

2.5 Generative Program

Pacific Rim’s project generation initiatives focus on acquiring projects the Company believes have good exploration potential without incurring onerous costs. The Company has traditionally focused on low-sulfidation epithermal gold systems, which are environmentally clean, high grade, and have potentially low cost production, and continuously evaluates and seeks to acquire new project opportunities that fit its exploration criteria and meet its high standards.

3. Results of Operations

For the three month period ended July 31, 2013, Pacific Rim recorded a net loss of $(0.7) million ($(0.00) per share), compared to net loss of $(0.6) million ($0.00 per share) for the same period a year earlier.

3.1 Expenses

Exploration expenses were $0.3 million for each of Q1 2014 and Q1 2013, and relate primarily to ongoing property maintenance costs. General and administrative expenses were also unchanged, totalling $0.1 million during each of Q1 2014 and Q1 2013. Although Arbitration-related activities were minimal in both the current and prior year quarters, expenses related to the Arbitration action were slightly higher in Q1 2014 ($0.1 million) than in Q1 2013 ($0.05 million) as a result of payments made under the terms of the service and fee agreement signed with its Arbitration legal counsel during fiscal 2013 (readers are referred to the Company’s Fiscal 2013 MD&A for details of this agreement). As a result of these expenses, the Company booked an operating loss of $(0.6) million for Q1 2014 compared to $(0.7) million for Q1 2013.

During Q1 2013 the Company recorded a gain on derivative liability of $0.1 million which slightly offset operating losses during that quarterly period. During Q1 2014 there was no gain or loss on derivative liability.

3.2 Unusual Items

There were no unusual items in either of Q1 2014 or Q1 2013.

3.3 Summary

The Company’s net loss of $(0.7) million or $0.00 per share for the three months ended July 31, 2013 was $0.1 million higher than for Q1 2013 ($(0.6) million or $0.00 per share). While the Company’s operating loss for Q1 2014 was slightly lower than for Q1 2013 ($(0.6) million and $(0.7) million respectively) as a result of slightly lower expenses quarter over quarter, a small gain on derivative liability booked during Q1 2013 partially offset the operating loss for that quarterly period.

4. Summary of Quarterly Results

Summary of Quarterly Results

(unaudited, reported under IFRS)(all amounts in thousands of US dollars, except per share amounts)

	Fiscal 2014	Fiscal 2013				Fiscal 2012
	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Revenue from Continuing Operations	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Income (Loss) and Comprehensive Income (Loss)	$(660)	$(1,906)	$(865)	$(1,351)	$(558)	$(343)	$(920)	$(783)
Income (Loss) per share – basic and diluted	$(0.00)	$(0.02)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)

The Company typically incurs a net quarterly loss. Exploration expenses have been relatively stable over the past 8 quarters. Legal expenses related to the Arbitration action, which commenced in early fiscal 2010, are periodically higher commensurate with the level of activity related to the action. Consequently expenses, which impact net loss and comprehensive loss, have occasionally spiked during certain of the last eight quarters including Q2, Q3 and Q4 2013 when documents related to the final phase of the Arbitration were under preparation. During all of fiscal 2012 and the first and third quarters of fiscal 2013, the Company booked gains on its derivative liability. During Q2, Q3 and Q4 2013 all of the Company’s outstanding warrants expired (see Section 14). This substantially reduced gains on derivative liability during Q4 2013 and resulted in a small loss on derivative liability during Q2 2013, the result of which was an increase in Loss and Comprehensive Loss for both periods. The results of operations for each of the past eight quarterly periods are not affected by seasonal trends and are largely a function of the relative impact of exploration, general and administrative and Arbitration action expenses realized during each quarter as well as gains or losses on the Company’s derivative liability.

5. Liquidity

During Q1 2014 the Company’s cash and cash equivalents decreased by $0.4 million from $0.9 million at April 30, 2013 to $0.5 million at July 31, 2013. Short-term investments decreased from $0.5 million at April 30, 2013 to $nil at July 31, 2013. As a result of these decreases in cash and cash equivalents and short-term investments, current assets decreased by $0.9 million during Q1 2014, from $1.5 million at April 30, 2013 to $0.6 million at July 31, 2013. This decrease reflects the redemption of short term investments and the subsequent expenditures of cash on general and administrative costs associated with maintaining a public company, exploration project-related expenses, and expenses related to the Arbitration action.

The Company’s financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are events and conditions that cast substantial doubt on the validity of that assumption. The Company will require additional financing in the near future for general working capital purposes and for legal expenses related to the Arbitration. Furthermore, as the Company does not have a source of revenue, it will require ongoing financing in the future for working capital and general and administrative purposes, in order to conduct any future exploration programs. The costs for the Arbitration are substantial and are anticipated to increase during fiscal 2014 as the case proceeds through the final, merits-based phase with additional written and oral testimony. While the Company has entered into a service and fee agreement with its Arbitration legal counsel that provides legal fee cost certainty through the final phase, additional Arbitration-related costs including but not limited to costs related to expert witness testimony, that fall outside of the service and fee agreement, will be incurred, and along with ongoing general and administrative and regulatory expenses, will necessitate additional financing in the future. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. The Company believes it may be able to obtain the necessary financing to meet its requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained, and such financing, if available, may be very dilutive to the Company’s shares and shareholders. As it has in the past, the Company plans to obtain additional financing through, but not limited to, the issuance of additional equity. The Company is currently exploring strategic alternatives to secure necessary financing. See Section 13 – Risks and Uncertainties herein and Section 14.1 – Financing Risks in the Company’s fiscal 2013 MD&A and AIF.

5.1 Cash Flow Used For Operating Activities

The Company realized a net loss of $(0.7) million for Q1 2014 compared to a net loss of $(0.6) million for Q1 2013. The loss realized in Q1 2013 was offset by a gain on derivative liability of $(0.1) while there was no comparable item during Q1 2014. During Q1 2014, the Company decreased its accounts payable and accrued liabilities by $0.3 million (compared to $0.03 million for Q1 2013). Cash flow used for operating activities was $(0.9) million for Q1 2014 as compared to $(0.6) million for Q1 2013.

5.2 Cash Flow Provided By (Used For) Investing Activities

During both Q1 2014 and Q1 2013 the Company redeemed short term investments it held at the end of each respective prior year end. As a result, $0.5 million in cash flow was provided by investing activities during Q1 2014 compared to $0.4 million in cash flow used for investing activities during Q1 2013.

5.3 Cash Flow Provided by Financing Activities

The Company did not undertake financing activities in either of Q1 2014 or Q1 2013.

5.4 Contractual Obligations

The Company is committed to payments under operating leases for office premises. The following table lists as of July 31, 2013, information with respect to the Company’s known contractual obligations.

Contractual Obligations (all amounts in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	4 – 5 years	> 5 years
Operating Lease Obligations	$30	$21	$9	-	-
Accounts Payable and Accrued Liabilities	$1,676	$1,676	-	-	-
Total	$1,706	$1,697	$9	-	-

6. Capital Resources and Financial Condition

6.1 Working Capital

At July 31, 2013, the value of the Company’s current assets was $0.6 million, compared to $1.5 million at April 30, 2013, a decrease of $0.9 million. This decrease in current assets from the end of the last fiscal year to the end of the first quarter of the current fiscal year is primarily a result of the redemption of the Company’s remaining short term investments coupled with expenditures of cash on general and administrative responsibilities, exploration project-related expenses, and the Arbitration action as outlined in Section 5 above. Resource property balances at July 31, 2013 were unchanged from the April 30, 2013 balance of $5.5 million.

At July 31, 2013 the Company had current liabilities of $1.7 million, $0.3 million lower than the April 30, 2013 balance of $2.0 million, which reduction is due to a decrease in accounts payable and accrued liabilities. Of the accounts payable and accrued liability balances, $1.4 million is due to one vendor associated with the Arbitration action.

The $0.9 million decrease in current assets combined with the small decrease in current liabilities, resulted in a $0.6 million decrease in working capital from $(0.5) million at the end of fiscal 2013 to $(1.1) million at the end of Q1 2014.

6.2 Financial Condition

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company cannot judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for the immediate future beyond what is necessary to maintain its exploration licences. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

As described in Section 2.3 and elsewhere, acquisition of the Remance project is in doubt and therefore, no exploration plans for Remance are being contemplated at this time. However, if a final acquisition agreement on Remance is signed, as per the terms of the Remance LOI the Company will be responsible for undertaking a $1 million exploration program in the first year of the option period. Minimal expenditures are anticipated for generative exploration work in the coming fiscal year. The Company will require additional financing in order to carry out any other future exploration work of a substantive nature.

[The foregoing paragraphs contain forward-looking statements regarding the scope and anticipated costs of exploration and generative work programs management plans to undertake during fiscal 2014. These forward-looking statements are based on various assumptions including but not limited to: the Company’s ability to secure additional financing; the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties; the possible acquisition of the Remance property; and the availability and accessibility of additional projects the Company may be interested in acquiring. The projected exploration expenditures noted in the foregoing paragraph reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated. The foregoing paragraphs also contain forward-looking statements regarding the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s exploration plans for fiscal 2014 may not occur as planned.]

The Company’s general and administrative costs are expected to decrease slightly during the coming months as every effort continues to be made to trim costs where possible, including recent reductions in staffing expenditures. Expenditures related to PacRim’s Arbitration claim are expected to vary widely through fiscal 2014 as each party prepares and submits its written testimonies in turn. The Company has currently accumulated a liability of approximately $1.4 million related to the Arbitration. Additional working capital (likely through equity financing) will be required to fund ongoing general and administrative costs as well as costs related to the Arbitration. Though the Company has signed a service and fee agreement with its Arbitration legal counsel that will preclude legal fee cost overruns, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and may be substantial.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during fiscal 2014 and beyond, and the requirement for additional financing to fund future expenses. These statements are based on management’s assumption that the Arbitration action will continue toward a conclusion and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-related financing may not materialize.]

The business of mining and exploration involves a high degree of risk and there can be no assurance that any of the Company’s current exploration projects will result in profitable mining operations. The Company has no source of revenue, and will require additional cash in the future to fund exploration and administrative expenses. As at July 31, 2013, the Company has negative working capital of $(1.1) million, has incurred losses since inception and has an accumulated deficit of $(95.2) million. The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain immediate and future financing. The Company will need to raise additional funds to support exploration and administration expenses and to support expenses related to the Arbitration action. While the Company has been successful in obtaining financing in the past, there is no assurance that sufficient funds will be available to the Company, or be available on favourable terms in the future. Furthermore, given the Company’s recent share price and the current state of equity markets, such financing, if available, may be very dilutive to the Company’s shares and shareholders. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Additional financing will require, but may not be limited to, the issuance of additional equity. The Company is currently exploring strategic alternatives to secure necessary financing. Readers are encouraged to thoroughly review the Risks and Uncertainties outlined in Section 13 below and more thoroughly described in Section 14 of the Company’s Fiscal 2013 MD&A and AIF.

6.3 Off-Balance Sheet Arrangements

The Company does not currently have any off-balance sheet arrangements.

7. Proposed Transactions

Pacific Rim is continually reviewing potential project acquisitions and other opportunities that could enhance shareholder value.

Other than the potential Remance project acquisition, which if completed, will involve payments of cash and shares, there are currently no transactions in process that would affect the financial condition, results of operations or cash flows of the Company.

8. Related Party Transactions

The Company receives accounting and tax preparation services from an accounting firm in which an Officer of the Company is a partner. The total accounting fees paid during Q1 2014 was $25 thousand.

9. Critical Accounting Policies and Estimates

9.1 Critical Accounting Policies

The Company’s interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

Accounting policies considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s interim consolidated financial statements, and the uncertainties that could have a bearing on its financial results, are consistent with those of the previous financial year (Fiscal 2013) and are fully described in the Company’s Fiscal 2013 MD&A and audited annual financial statements for the year ended April 30, 2013. Readers are referred to these documents and are encouraged to review Note 4 of the Company’s Fiscal 2013 annual audited consolidated financial statements for a thorough description of all accounting policies.

9.2 Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include, going concern assumption and assessment of whether there are any indicators of impairment over mineral property interests. Significant areas where estimates are applied include the recoverability of mineral property costs, valuation of warrant derivatives, and estimates with respect to recognition of potential obligations and liabilities. Actual results could differ from our estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Accounting estimates and judgements used in the preparation of the Company’s interim consolidated financial statements are consistent with those used in the previous financial year (Fiscal 2013) and are fully described in the Company’s Fiscal 2013 MD&A and audited annual financial statements for the year ended April 30, 2013. Readers are referred to these documents and are encouraged to review Note 4 of the Company’s Fiscal 2013 annual audited consolidated financial statements for a thorough description of critical accounting estimates and judgements.

9.3 Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The following standards became effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company adopted these standards as of May 1, 2013 and they did not have a material impact on its consolidated financial statements.

  IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”).

  IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”).

  IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market -based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement.

  IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods.

10. Financial Instruments

The primary financial instruments currently affecting the Company’s financial condition and results of operations are cash and cash equivalents, receivables, deposits and prepaids. The following describes the types of risk associated with these instruments and the way in which such exposure is managed.

10.1 Fair Values

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities
Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and
Level 3 – Inputs that are not based on observable market data.

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The derivative warrant liabilities are recognized at fair value each reporting period and are considered level 3 financial instruments.

11.2 Market Risks

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company does not presently have sufficient working capital to meet its accounts payable and accrued liabilities in addition to its anticipated general and administrative or exploration expenses, or the estimated costs of pursuing the Arbitration action during fiscal 2014 (although the Arbitration service and fee agreement provides certainty as to legal expenses, additional expenses related to the Arbitration including but not limited to costs related to expert witness testimony, will be incurred and additional unforeseen costs may arise). The Company will require immediate financing to meet these expenses and obligations.

The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments As disclosed in Section 6, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include fluctuations in the Company’s share price, the state of international debt and equity markets, investor perceptions and expectations, global financial and metals markets, progress on any of the Company’s exploration properties, and developments, if any, on the El Dorado project permitting application. Readers are encouraged to thoroughly review the Company’s Capital Resources and Financial Condition (Section 6) and Outlook (Section 15) as well as Risks and Uncertainties described in Section 13 herein and more thoroughly in Section 14 of its Fiscal 2013 MD&A.

[The foregoing paragraph contains forward-looking statements regarding the Company’s liquidity and its ability to meet its exploration and general and administrative financial responsibilities during fiscal 2014, as well as management’s assessment that it will require financing in order to fund expenses related to the Arbitration. These estimations are made by management based on anticipated work programs, current cash balances, exploration and legal cost estimates, the expectation that the Arbitration action will continue during fiscal 2014 and beyond, and other factors, any of which, if incorrect, can cause actual results to differ (for instance, the Company may not require financing ear-marked for the Arbitration if a resolution to the El Dorado permit is achieved). There are no guarantees that financing, on acceptable terms, will be available to the Company. Readers are encouraged to review the Risks and Uncertainties outlined in Section 13.]

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. The Company’s exposure to credit risk is primarily attributable to its liquid financial assets and the maximum credit risk the Company is exposed to is 100% of cash and receivables. The Company limits its exposure to credit risk by depositing its cash and cash equivalents with major international financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Foreign Exchange Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar-denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At July 31, 2013 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of less than $15 thousand in the Company’s net earnings. See Section 14.14 of The Company’s Fiscal 2013 MD&A for further discussion of this topic. The Company has not entered into any derivative contracts to manage foreign exchange risk at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at July 31, 2013 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would not be significant.

11. Environmental Matters

11.1 U.S. Operations

US operations are subject to federal, state and local environmental laws and regulations. The Company currently has no active US operations, but is a prior partial owner of the Denton-Rawhide gold mine in Nevada and retains a contingent reclamation related to that operation.

A thorough description of potential environmental liabilities related to the Company’s US property interests, as well as its efforts to mitigate environmental risks at its US properties is provided in the Company’s Fiscal 2013 MD&A.

11.2 International Operations

The Company’s international exploration properties, currently located in El Salvador, are governed by existing local environmental laws, though the Company has elected in certain circumstances to exceed its obligations under local environmental law and comply with internationally accepted environmental standards.

A thorough description of potential environmental liabilities related to the Company’s International property interests, as well as its efforts to mitigate environmental risks at its Salvadoran properties is provided in the Company’s Fiscal 2013MD&A.

12. Controls and Procedures

12.1 Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the "Exchange Act"), of the effectiveness of its disclosure controls and procedures as of July 31, 2013. Based on this evaluation, and as a result of the material weakness in the Company’s internal control over financial reporting discussed below under “Management’s annual report on internal control over financial reporting”, the Chief Executive Officer and Chief Financial Officer also concluded that the disclosure controls and procedures were not effective as of July 31, 2013.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

12.2 Internal Controls Over Financial Reporting

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, have evaluated the effectiveness of the Company’s internal control over financial reporting as at July 31, 2013. This evaluation was based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment, management concluded that the Company’s internal control over financial reporting was not effective as of July 31, 2013.

During the period covered by this report, there has been no change to the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financing reporting.

12.3 Material Weakness

A material weakness is a deficiency (as defined in PCAOB Auditing Standard No. 5), or a combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of July 31, 2013, the Company identified the following material weakness that applies to both disclosure controls and procedures and internal controls over financial reporting:

The company does not maintain adequate segregation of duties necessary to ensure complete and accurate financial reporting. Specifically, the Company’s Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is integral to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This lack of segregation of duties has the potential to result in material misstatements in the Company’s consolidated financial statements that would not be prevented or detected, and as such has been determined to be a material weakness in internal controls over financial reporting which also impacts the company’s disclosure controls and procedures.

As of the date of this report, management has not yet developed a plan to remediate the material weakness. Management has concluded that taking into account the present stage of the Company’s development the Company does not have sufficient size and scale to warrant hiring of additional staff that would be required to correct the weakness at this time.

13. Risks and Uncertainties

The principal activity of the Company is mineral exploration, which is inherently cyclical and risky. Exploration is also capital intensive and the Company currently has no source of income. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company. The most significant risks and uncertainties faced by the Company include (in no specific order) but are not limited to:

  Risks related to financing and the Company’s ability to secure funding necessary to maintain its business operations and remain a going concern
  Risks related to operating in foreign jurisdictions including: political and economic stability, permitting, rule of law, social unrest, corruption and regulations
  Risks related to the Company’s title to its properties
  Risks related to maintenance of exchange listing and/or foreign private issuer status
  Risks related to exploration, development and operation including the possibility that the Company will not find mineralization that is economic to extract, or will be unable to secure the financing necessary to bring a project into production
  Risks related to the reliability of mineralization estimates
  Risks related to environmental regulation, environmental hazards and reclamation liabilities
  General economic risks, and
  Risks related to the Company’s reliance on a small number of key individuals to carry out its mandate.

For a more detailed discussion of risks and uncertainties faced by the Company, readers are strongly encouraged to review Section 14 of the Company’s Fiscal 2013 MD&A and/or its Annual Information Form or Annual Report on Form 20F filed for the year ended April 30, 2013.

14. Outstanding Share Data

The following table outlines the common shares, options and warrants outstanding at and subsequent to the Company’s last year end to September 12, 2013:

	Number of Common Shares	Number of Options	Number of Warrants
Balance on April 30, 2013	210,951,708	15,260,000	9,633,100
Issued May 1 to July 31, 2013	nil	nil	nil
Forfeited or expired May 1 to July 31, 2013	nil	nil	9,633,100
Balance on July 31, 2013	210,951,708	15,260,000	nil
Issued August 1 to September 12, 2013	nil	nil	nil
Forfeited or expired August 1 to September 12, 2013	nil	nil	nil
Balance on September 12, 2013	210,951,708	15,260,000	nil

15. Outlook

Exploration

While no substantial exploration programs are envisioned at this time for fiscal 2014, the Company will undertake work and make various expenditures required to keep all of its exploration projects in good standing. As a result of the termination of the Hog Ranch option (see Section 2.2 above) and recent cuts to exploration and support staff, exploration-related expenditures for fiscal 2014 are expected to be lower than in fiscal 2013, and total approximately $1.0 million. As detailed in Section 6 and elsewhere, the Company will require additional financing in fiscal 2014 to meet its anticipated exploration expenses.

The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company remains hopeful that it will either receive the El Dorado permit and mining concession or that it will be appropriately compensated. The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving its permitting issues in El Salvador including receipt of the environmental and mining permits for the El Dorado project as well as re-establishing the exploration licence for Santa Rita.

The Company’s acquisition of the Remance property is highly uncertain. While the Company is keeping the Remance LOI in effect for the time being, it does not intend to consider signing a final agreement to acquire the Remance project unless the term of the concession is extended and adequate financing for exploration programs that the Company would be committed to upon signing a formal agreement can be secured.

[The foregoing paragraphs contain forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2014, its intent to forego signing the final Remance option agreement unless certain key conditions are met, its conjecture that the El Dorado permitting impasse will eventually be settled, and the necessity for additional financing in order to meet its anticipated exploration expenses. Readers are directed to the cautionary notes regarding forward-looking statements related to exploration and generative programs in Section 2 above, and to the discussion on financial condition in Section 6 above and elsewhere in this report for a discussion of assumptions and risks. The anticipated exploration expenditures noted in the foregoing paragraphs reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.]

General and Administrative and Legal

As a result of recently adopted measures aimed at reducing its staffing costs, the Company’s general and administrative costs are expected to be marginally reduced during fiscal 2014. Additional working capital (likely through equity financing) will be required in the near-term and future to fund ongoing general and administrative costs. Expenditures related to the Arbitration claim are expected to be substantial as the case proceeds through the final phase. Though the Company has signed a service and fee agreement with its Arbitration legal counsel, ancillary Arbitration-related expenses such as expert witnesses, court costs, etc. are less certain and likely to be substantial.

The Company will continue to seek opportunities for dialogue with the GOES aimed at resolving the El Dorado permitting situation. The Company and its subsidiaries have a well-documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Unless these diplomatic efforts are successful, the Arbitration action is expected to proceed during fiscal 2014 and beyond. Having submitted its Memorial in late fiscal 2013, the Company and its legal counsel are currently awaiting the GOES’s submission of its Counter-Memorial anticipated in January 2014. This submission will be followed by oral testimony by both parties before the Tribunal. Based on these submissions and testimonies, the Tribunal will determine whether El Salvador has breached Salvadoran and international law by refusing to issue the necessary mining licenses for the El Dorado Mine. They will also determine El Salvador's monetary liability for breaching the investment protections owed to a foreign investor as per in its own laws. The final phase of the Arbitration case is expected to continue through fiscal 2014 and potentially beyond.

[The foregoing paragraph contains forward-looking statements regarding general and administrative and legal expenses anticipated during fiscal 2014, and the requirement for additional financing to fund immediate and future expenses. These statements are based on management’s assumption that the Arbitration action will continue through fiscal 2014 and beyond and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the Arbitration may be averted and the requirement for Arbitration-specific financing may not materialize.]

Key Issues

Important corporate and technical issues facing the Company in the coming months (and beyond) include: the Company’s ability to secure adequate future financing for general working capital purposes, ongoing Arbitration-related costs, and exploration project-related expenses including maintenance of the El Salvador properties; developments related to the Arbitration action; ongoing efforts to reach a resolution to the El Dorado permitting impasse with the GOES; developments related to the potential signing of a formal option agreement to acquire the Remance project and the subsequent undertaking of an exploration and drilling program at Remance if, as, and when it is formally acquired; and, the continued search for additional exploration project opportunities. The Company has been successful in raising funds through equity financing in the past but there can be no assurance that such financing will be available in the future, or if so, available under favourable terms. The Company is currently exploring strategic alternatives to secure necessary financing. Readers are strongly encouraged to review the information provided in Sections 6 and 13.

[The foregoing paragraph contains forward-looking information regarding events and situations management anticipates the Company will face during fiscal 2014 and beyond. These statements are based on timelines provided to the Company by arms-length parties, management’s identification and current perusal of potential new project acquisitions, and the Company’s current cash position and anticipated budget requirements for the coming year. The Company’s financial results and/or business plans may be affected and/or differ from what is currently anticipated should any of these assumptions prove incorrect. Readers are encouraged to review Sections 6 and 13.]

16. Additional Sources of Information

Additional sources of information regarding Pacific Rim include: information available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) including: the Company’s unaudited interim financial statements published quarterly; the Company’s fiscal 2013 audited annual consolidated financial statements; the Company’s fiscal 2013 MD&A; the Company’s Annual Information Form and 20-F filings. These documents, as well as other information regarding the Company, are available on the Company’s corporate website www.pacrim-mining.com and Spanish-language informational website (www.pacificrim.com.sv).

17. NI 43-101 Disclosure

NI 43-101

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101. Technical information presented in this Management Discussion and Analysis was vetted by and/or prepared by or under the supervision of Mr. Gehlen, who is responsible for its disclosure herein.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by the TSX. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate was filed on SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom is an independent Qualified Person as defined in NI 43-101.

A pre-feasibility study for the El Dorado project was completed in January 2005. This pre-feasibility study is supported by a technical report prepared for the Company by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of the Company, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

Valuation Details

The March 28, 2013 Valuation included in PacRim’s Memorial submitted to ICSID on March 29, 2013 was prepared on behalf of PacRim by Mr. Howard Rosen and Ms. Jennifer Vanderhart of FTI Consulting Inc., a firm independent of and arms-length to Pacific Rim Mining Corp. and all of its subsidiaries. Both Mr. Rosen and Ms. Vanderhart are considered experts in the field of economic analysis, valuation, and the quantification of damages, and both authors have experience providing witness testimony in arbitration proceedings similar to PacRim’s Arbitration.

The Valuation was prepared in conformity with the Practice Standards of the Canadian Institute of Chartered Business Valuators (“CICBV”) and the Practice Standards applicable to Valuation Reports as defined by CICBV. The damages quantified in the Valuation represent the authors’ opinion as to the fair market value of PacRim’s El Salvador mineral properties as at March 10, 2008, being the date immediately preceding the notification issued by the Government of El Salvador on March 11, 2008 indicating that the country was suspending all mining activity. The Valuation was prepared using multiple approaches and economic analyses.